October 3, 2012

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549

Subject:	Nationwide Variable Account Nationwide Life Insurance Company SEC File No. 333-176908

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company for itself and on behalf of its Nationwide Variable Account (the "Variable Account") respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the Registration Statement become effective on October 4, 2012 or as soon as practicable. Nationwide Life Insurance Company represents that the final prospectus will be filed as soon as possible after the effectiveness order is received.

In addition, Nationwide received the Staff's oral request to include additional disclosure to further clarify that subsequent purchase payments are not permitted under the contract.  Therefore, Nationwide represents that the following disclosure will be added to Page 1 of the prospectus via a 497 filing:

"Subsequent purchase payments are not permitted under this contract."

The undersigned is an officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Ben Mischnick at (614) 677-6123 should you have questions.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY

/s/ CATHY MARASCO
Cathy Marasco
Associate Vice President
Business Development

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products

October 3, 2012

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549

Subject:	Nationwide Variable Account Nationwide Life Insurance Company SEC File No. 333-176908

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company for itself and on behalf of its Nationwide Variable Account (the "Variable Account") respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the Registration Statement become effective on October 4, 2012 or as soon as practicable. Nationwide Life Insurance Company represents that the final prospectus will be filed as soon as possible after the effectiveness order is received.

In addition, Nationwide received the Staff's oral request to include additional disclosure to further clarify that subsequent purchase payments are not permitted under the contract.  Therefore, Nationwide represents that the following disclosure will be added to Page 1 of the prospectus via a 497 filing:

"Subsequent purchase payments are not permitted under this contract."

The undersigned is an officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Ben Mischnick at (614) 677-6123 should you have questions.

Very truly yours,

NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ TERRY C. SMETZER
Terry C. Smetzer
Associate Vice President and Assistant Treasurer

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products